February 4, 2013

Patrick Gilmore

Accounting Branch Chief

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington DC 20549-2001

Re:	MICROS Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2012

Filed August 29, 2012

File No. 000-09993

Dear Mr. Gilmore:

We are providing this letter in response to the comments of the staff contained in your letter to Cynthia A. Russo dated January 9, 2013. Set forth below are the staff’s comments and our corresponding responses.

Form 10K for the Fiscal Year Ended June 30, 2012:

General

1.	You stated in your letter to us dated May 13, 2009 that you derived revenue from Sudan and Syria. In addition, you state on pages 17, 19, and elsewhere in your Form 10-K that you operate in Latin America and the Middle East, regions that can be understood to include Cuba and Iran. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and/or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with, Cuba, Iran, Sudan, and/or Syria, whether through direct or indirect arrangements, since your referenced letter. Your response should describe any products, hardware, software, technology, and services you have provided into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response to Comment No. 1.

Subsequent to May 13, 2009 (the date of the letter referenced in the staff’s comment), neither we nor our subsidiaries have directly, nor, to our knowledge, indirectly, entered into any contracts with any person or entity located in, or derived revenues or purchased products from, Cuba, Iran, Sudan, or Syria (the “Sanctioned Countries”). In addition, we do not anticipate that we or our subsidiaries will do business with any person or entity located in any of the Sanctioned Countries. Moreover, neither we nor any of our subsidiaries maintain any agreements, commercial arrangements, or contacts with the governments of any of the Sanctioned Countries or entities that, to our knowledge, are controlled by the governments of any of the Sanctioned Countries. In this regard, we have a policy that prohibits us and our subsidiaries and distributors from doing business with persons or entities located in the Sanctioned Countries in violation of U.S. economic sanctions and export control rules. We periodically (at least once per calendar quarter) provide communications to each of our subsidiaries and distributors reminding them of this policy. We enforce this policy in part by refusing to ship our products or issue license codes to any person or entity located in the Sanctioned Countries.

2.	Please discuss for us the materiality of the contacts with Cuba, Iran, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms if qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Response to Comment No. 2.

Please see our response to Comment No. 1, which we believe renders Comment No. 2 inapplicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

3.	We note your disclosure on page 39 that approximately $230 million of your $582 million cash balance was held internationally. We further note on page 71 that you have $751 million in unremitted foreign earnings. Please tell us your consideration for disclosing the impact of repatriating the unremitted earnings of foreign subsidiaries similar to the disclosure included in your Form 10-Q for the quarterly period ended September 30, 2012. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response to Comment No. 3.

We assume that this comment relates to the following disclosure in our Form 10-Q for the quarterly period ended September 30, 2012:

“If we change our strategy in the future and repatriate such funds, the amount of any taxes, which could be significant, and the application of any tax credits, would be determined based on the income tax laws at the time of such repatriation.”

The omission of this disclosure from our Form 10-K for the fiscal year ended June 30, 2012 was inadvertent, though clearly not material, as we had, and continue to have, no plans to repatriate to the U.S. our cumulative unremitted foreign earnings.

In our Form 10-Q for the quarterly period ended December 31, 2012, we stated the following:

“If we change our strategy in the future and repatriate such funds, the amount of any U.S. taxes due on the repatriation of such funds, which could be significant, and the application of any tax credits, would be determined based on the appropriate jurisdictional income tax laws at the time of such repatriation. Due to the extent of uncertainty as to which remittance structure would be used should a decision be made in the future to repatriate, the availability and the complexity of calculating foreign tax credits, and the implications of indirect taxes, including withholding taxes, determination of the unrecognized deferred income tax liability related to these unremitted earnings is not practicable.”

Although the actual text of the disclosures to be included in future filings will be subject to existing facts and circumstances at the time of the relevant filing, the foregoing disclosure illustrates the type of disclosure we contemplate will be included in future filings with respect to the potential impact of repatriating to the U.S. our cumulative unremitted foreign earnings.

Item 8. Financial Statements and Supplementary Data

Note 4 – Acquisitions

FY 2012, page 65

4.	We note that you assumed third party debt held by Torex in conjunction with the acquisition of Torex. Please clarify whether the third party debt assumed is included in the $73 million of current liabilities presented in your purchase price allocation.

Response to Comment No. 4.

We repaid the third party debt simultaneously with the closing of the acquisition (our repayment of that debt was a condition of the closing). Although the word "assumed" was used in the disclosure in regard to the debt of Torex, we considered the immediate repayment of the debt at the closing to constitute, in substance, part of the purchase consideration. The debt was therefore excluded from the assumed assets/liabilities table and, rather, was included in the $258.2 million fair value of cash consideration transferred.

MICROS Systems, Inc. acknowledges the following with regard to the Form 10-K for the fiscal year ended June 30, 2012:

•	MICROS Systems, Inc. is responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the fiscal year ended June 30, 2012 (the “Filing”);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	MICROS Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, please feel free to contact me at 443-285-8045.

Sincerely,

/s/ Cynthia A. Russo
Cynthia A. Russo
Executive Vice President and
Chief Financial Officer,
MICROS Systems, Inc.